UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

TEEKAY LNG PARTNERS L.P. AND SUBISDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006

INDEX

PART I: FINANCIAL INFORMATION	PAGE

Item 1. Financial Statements (Unaudited)

Report of Independent Registered Public Accounting Firm ……………………………………………………………………………	3

Unaudited Consolidated Statements of Income (Loss) for the three and nine months ended September 30, 2006 and 2005………………….……………………………………………………….……………….……………….……………….……...	4

Unaudited Consolidated Balance Sheets as at September 30, 2006 and December 31, 2005………………………………………….	5
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and 2005……………………	6
Unaudited Consolidated Statement of Partners’ Equity/Stockholder Deficit for the nine months ended September 30, 2006…………………….……………….……………….……………….……………….……………….……………....	7
Notes to the Unaudited Consolidated Financial Statements……………….……………….……………….……………….….………	8

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

Item 3. Quantitative and Qualitative Disclosures about Market Risk …………………………………………….….……………….…………..	42

PART II: OTHER INFORMATION……………………………………………………………………….………….…….……………….………...	45

SIGNATURES …………………………………………………………………………………….……………….….……….…….……………….....	46

ITEM 1 - FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Teekay LNG Partners L.P.

We have reviewed the consolidated balance sheet of Teekay LNG Partners L.P. (successor to Teekay Luxembourg S.a.r.l) and subsidiaries (or the Partnership) as at September 30, 2006 and the related consolidated statements of income (loss) for the three and nine months ended September 30, 2006 and 2005 aggregated as follows:

Three months ended September 30, 2006
•	July 1 to September 30, 2006
Three months ended September 30, 2005
•	July 1 to September 30, 2005
Nine months ended September 30, 2006
•	January 1 to September 30, 2006
Nine months ended September 30, 2005
•	January 1 to May 9, 2005
•	May 10 to September 30, 2005

We have also reviewed the consolidated statements of partners’ equity/stockholder deficit for the nine months ended September 30, 2006 and cash flows for the nine months ended September 30, 2006 and 2005. These financial statements are the responsibility of the Partnership's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as at December 31, 2005, the related consolidated statements of income, partners’ equity/stockholder deficit and cash flows for the year then ended and in our report dated February 21, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
December 13, 2006	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	July 1 to September 30, 2006	July 1 to September 30, 2005	January 1 to September 30, 2006	January 1 to May 9, 2005	May 10 to September 30, 2005
	$	$	$	$	$

VOYAGE REVENUES	46,696	34,760	133,371	50,129	55,124

OPERATING EXPENSES
Voyage expenses	663	135	1,590	251	208
Vessel operating expenses (note 10c)	9,532	6,571	28,260	10,771	10,503
Depreciation and amortization	12,972	10,607	38,374	14,751	16,459
General and administrative (notes 10b and 10d)	2,864	2,733	8,957	2,928	4,008
Total operating expenses	26,031	20,046	77,181	28,701	31,178

Income from vessel operations	20,665	14,714	56,190	21,428	23,946

OTHER ITEMS
Interest expense (notes 4 and 7)	(22,282)	(14,382)	(62,287)	(35,679)	(22,578)
Interest income	9,881	5,638	26,761	9,098	8,641
Foreign currency exchange gain (loss) (note 7)	3,752	1,347	(24,401)	52,295	24,340
Other income (loss) - net (note 8)	569	1,587	1,564	(17,927)	3,259
Total other items	(8,080)	(5,810)	(58,363)	7,787	13,662

Net income (loss)	12,585	8,904	(2,173)	29,215	37,608

General partner’s interest in net income (loss)	252	178	(44)	-	9,411
Limited partners’ interest:
Net income (loss)	12,333	8,726	(2,129)	29,215	28,197
Net income (loss) per: (note 13) - Common unit (basic and diluted)	0.41	0.41	0.01	1.24	1.05
- Subordinated unit (basic and diluted)	0.27	0.15	(0.17)	1.24	0.79
- Total unit (basic and diluted)	0.35	0.29	(0.07)	1.24	0.93
Weighted-average number of units outstanding:
- Common units (basic and diluted)	20,238,072	15,638,072	20,238,072	8,734,572	15,638,072
- Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
- Total units (basic and diluted)	34,972,644	30,372,644	34,972,644	23,469,144	30,372,644
Cash distributions declared per unit	0.4625	0.2357	1.3375	-	0.2357

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at September 30, 2006 $	As at December 31, 2005 $
ASSETS
Current
Cash and cash equivalents	20,592	34,469
Restricted cash - current (note 4)	151,919	139,525
Accounts receivable	13,287	2,977
Prepaid expenses	7,792	1,149
Other assets	1,198	2,823
Total current assets	194,788	180,943

Restricted cash - long-term (notes 4 and 12)	618,449	158,798
Vessels and equipment (note 7)
At cost, less accumulated depreciation of $29,667 (December 31, 2005 - $16,235)	495,035	507,825
Vessels under capital leases, at cost, less accumulated depreciation of $49,845 (December 31, 2005 - $32,266) (note 4)	662,875	677,686
Advances on newbuilding contracts (note 12)	-	316,875
Total vessels and equipment	1,157,910	1,502,386
Other assets (note 11)	57,300	20,215
Intangible assets - net (note 5)	162,347	169,194
Goodwill (note 5)	39,279	39,279
Total assets	2,230,073	2,070,815
LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	7,126	5,885
Accrued liabilities	14,348	7,789
Unearned revenue	7,307	6,163
Current portion of long-term debt (note 7)	9,190	8,103
Current obligation under capital leases (note 4)	160,284	137,646
Current portion of long-term debt related to newbuilding vessels to be leased (note 12)	14,559	-
Advances from affiliate (notes 10e and 10f)	7,553	2,222
Total current liabilities	220,367	167,808
Long-term debt (note 7)	405,992	398,249
Long-term obligation under capital leases (note 4)	386,895	382,343
Long-term debt related to newbuilding vessels to be leased (note 12)	436,873	319,573
Other long-term liabilities (note 11)	44,287	33,703
Total liabilities	1,494,414	1,301,676
Commitments and contingencies (notes 4 and 12)
Partners’ equity
Partners’ equity	791,595	841,642
Accumulated other comprehensive loss (note 9)	(55,936)	(72,503)
Total partners’ equity	735,659	769,139
Total liabilities and partners’ equity	2,230,073	2,070,815

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2006	2005
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(2,173)	66,823
Non-cash items:
Depreciation and amortization	38,374	31,210
Gain on sale of assets	-	(186)
Deferred income tax (recovery) expense	(705)	1,418
Foreign currency exchange loss (gain)	26,559	(81,567)
Loss from settlement of interest rate swaps	-	7,820
Write-off of capitalized loan costs	-	7,462
Accrued interest and other - net	3,527	9,337
Change in non-cash working capital items related to operating activities	(3,160)	(396)
Expenditures for drydocking	(3,006)	(1,353)
Net operating cash flow	59,416	40,568
FINANCING ACTIVITIES
Proceeds from long-term debt	138,176	45,307
Capitalized loan costs	(4,584)	-
Scheduled repayments of long-term debt	(6,365)	(7,555)
Scheduled repayments of capital lease obligations	(6,439)	(5,175)
Prepayments of long-term debt	(41,000)	(388,307)
Proceeds from issuance of common units	(141)	141,327
Interest rate swap settlement costs	-	(143,295)
Advances from affiliate	25,275	353,069
Advances to affiliate	(5,235)	(184,302)
(Increase) decrease in restricted cash (note 4)	(436,808)	10,044
Cash distributions paid	(47,731)	(7,305)
Net financing cash flow	(384,852)	(186,192)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,413)	(84,120)
Proceeds from sale of vessels and equipment (note 4)	312,972	133,268
Net investing cash flow	311,559	49,148
Decrease in cash and cash equivalents	(13,877)	(96,476)
Cash and cash equivalents, beginning of the period	34,469	156,410
Cash and cash equivalents, end of the period	20,592	59,934

Please see Note 6 for supplemental cash flow disclosure.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENT OF PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

		PARTNERS’ EQUITY
	Stockholder Deficit (Predecessor)	Limited Partners
		Common		Subordinated		General Partner	Accumulated Other Comprehensive Loss	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 31, 2004	(123,002)	-	1	-	-	-	-	(123,001)
Net income (January 1 - May 9, 2005)	29,215	-	-	-	-	-	-	29,215
Unrealized loss on derivative instruments (notes 9 and 11)	(22,874)	-	-	-	-	-	-	(22,874)
Reclassification adjustment for loss on derivative instruments included in net income (notes 9 and 11)	14,359	-	-	-	-	-	-	14,359
Sale of the Santiago Spirit (note 10g)	(3,115)	-	-	-	-	-	-	(3,115)
Balance as at May 9, 2005	(105,417)	-	1	-	-	-	-	(105,416)
Equity contribution by Teekay Shipping Corporation (note 1)	105,417	8,734	211,788	14,735	357,318	11,614	(52,194)	633,943
Proceeds from initial public offering of limited partnership interests, net of offering costs of $16,089 (note 2)	-	6,900	135,711	-	-	-	-	135,711
Proceeds from follow-on public offering of limited partnership interests, net of offering costs of $5,832 (note 2)	-	4,600	120,208	-	-	2,572	-	122,780
Issuance of units to non-employee directors (note 2)	-	4	-	-	-	-	-	-
Net income (May 10 - December 31, 2005)	-	-	23,716	-	16,951	9,665	-	50,332
Cash distributions	-	-	(10,137)	-	(9,551)	(402)	-	(20,090)
Unrealized loss on derivative instruments (note 11)	-	-	-	-	-	-	(26,622)	(26,622)
Reclassification adjustment for loss on derivative instruments included in net income (note 11)	-	-	-	-	-	-	6,313	6,313
Purchase of three Suezmax tankers from Teekay Shipping Corporation (note 10h)	-	-	(15,773)	-	(11,483)	(556)	-	(27,812)
Balance as at December 31, 2005	-	20,238	465,514	14,735	353,235	22,893	(72,503)	769,139
Net income (January 1 - September 30, 2006)	-	-	297	-	(2,426)	(44)	-	(2,173)
Cash distributions	-	-	(27,068)	-	(19,708)	(955)	-	(47,731)
Unrealized gain on derivative instruments (notes 9 and 11)	-	-	-	-	-	-	10,025	10,025
Reclassification adjustment for loss on derivative instruments included in net income (notes 9 and 11)	-	-	-	-	-	-	6,542	6,542
Offering costs from follow-on public offering of limited partnership interests (note 2)	-	-	(143)	-	-	-	-	(143)
Balance as at September 30, 2006	-	20,238	438,600	14,735	331,101	21,894	(55,936)	735,659

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.            Basis of Presentation

On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l (or Luxco), acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.

On November 3, 2004, Teekay Shipping Corporation formed Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the Partnership), to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Shipping Corporation contributed to the Partnership all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, in connection with the Partnership’s initial public offering on May 10, 2005 of 6.9 million common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in the Partnership. The Partnership's general partner, Teekay GP L.L.C. (or the General Partner), received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. During November 2005, the Partnership issued, in a public offering, an additional 4.6 million common units, effectively reducing Teekay Shipping Corporation’s limited partnership interest to 65.8% (please see Note 2).

The accompanying unaudited consolidated interim financial statements include the accounts of Luxco and its subsidiaries, which include Teekay Spain, for periods subsequent to April 30, 2004 and prior to May 10, 2005. The results for the periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the consolidated financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain), and Teekay Nakilat Corporation (or Teekay Nakilat), a variable interest entity for which the Partnership is the primary beneficiary (please see Note 12). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and, consequently, was recorded at historical cost. The book value of these assets on their transfer was $633.9 million.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, these consolidated interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2005. In the opinion of the General Partner’s management, these consolidated interim financial statements reflect all adjustments necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

2.            Public Offerings

On May 10, 2005, the Partnership completed its initial public offering (or the IPO) of 6.9 million common units at a price of $22.00 per unit. During November 2005, the Partnership issued in a follow-on public offering an additional 4.6 million common units at a price of $27.40 per unit (or the Follow-On Offering). Concurrently with the Follow-On Offering, the General Partner contributed $2.6 million to the Partnership to maintain its 2% general partner interest.

The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

Proceeds received:	IPO $	Follow-On Offering $	Total $

Sale of 6,900,000 common units at $22.00 per unit .................................................................................	151,800	-	151,800
Sale of 4,600,000 common units at $27.40 per unit .................................................................................	-	126,040	126,040
General Partner contribution .....................................................................................................................	-	2,572	2,572
	151,800	128,612	280,412

Use of proceeds from sale of common units:
Underwriting and structuring fees ..........................................................................................................	10,473	5,042	15,515
Professional fees and other offering expenses to third parties ..........................................................	5,616	959	6,575
Repayment of advances from Teekay Shipping Corporation .............................................................	129,400	-	129,400
Purchase of three Suezmax tankers from Teekay Shipping Corporation.(note 10h) ......................	-	122,611	122,611
Working capital ..........................................................................................................................................	6,311	-	6,311
	151,800	128,612	280,412

Concurrently with the IPO, the Partnership awarded 700 common units as compensation to each of the Partnership’s five non-employee directors. These common units reverse vest equally over a three-year period.

3.         Segment Reporting

The Partnership has two reportable segments: its LNG carrier segment and its Suezmax tanker segment. The Partnership’s LNG carrier segment consists of LNG carriers subject to fixed-rate time-charter contracts. The Partnership’s Suezmax tanker segment consists of conventional crude oil tankers operating on fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2005.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The following tables include results for these segments for the interim periods presented in these financial statements.

	Three Months Ended September 30, 2006			Nine Months Ended September 30, 2006
	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $

Voyage revenues ......................................................................	25,225	21,471	46,696	71,444	61,927	133,371
Voyage expenses ......................................................................	394	269	663	794	796	1,590
Vessel operating expenses ......................................................	4,297	5,235	9,532	13,014	15,246	28,260
Depreciation and amortization ................................................	7,959	5,013	12,972	23,393	14,981	38,374
General and administrative (1) ................................................	1,215	1,649	2,864	3,902	5,055	8,957
Income from vessel operations ..............................................	11,360	9,305	20,665	30,341	25,849	56,190

Expenditures (recovery) for vessels and equipment ..........	(59)	24	(35)	1,361	52	1,413

	Three Months Ended September 30, 2005

	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $

Voyage revenues ......................................................................................................................................................	24,503	10,257	34,760
Voyage expenses ......................................................................................................................................................	-	135	135
Vessel operating expenses ......................................................................................................................................	3,614	2,957	6,571
Depreciation and amortization ................................................................................................................................	7,522	3,085	10,607
General and administrative (1) ..................................................................................................................................	1,262	1,471	2,733
Income from vessel operations ...............................................................................................................................	12,105	2,609	14,714

Expenditures for vessels and equipment ..............................................................................................................	-	35,199	35,199

	Nine Months Ended September 30, 2005
	January 1 to May 9, 2005			May 10 to September 30, 2005
	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $

Voyage revenues .....................................................................	34,883	15,246	50,129	38,663	16,461	55,124
Voyage expenses .....................................................................	49	202	251	1	207	208
Vessel operating expenses .....................................................	5,971	4,800	10,771	5,783	4,720	10,503
Depreciation and amortization ...............................................	10,746	4,005	14,751	11,820	4,639	16,459
General and administrative (1) ...............................................	1,464	1,464	2,928	1,869	2,139	4,008
Income from vessel operations .............................................	16,653	4,775	21,428	19,190	4,756	23,946

Expenditures for vessels and equipment .............................	-	43,962	43,962	-	40,158	40,158

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

A reconciliation of total segment assets to total assets presented in the unaudited consolidated interim balance sheet is as follows:

	As at September 30, 2006 $	As at December 31, 2005 $

Total assets of the LNG carrier segment	1,747,829	1,576,990
Total assets of the Suezmax tanker segment	435,199	448,525
Cash and cash equivalents	20,592	34,469
Accounts receivable and other assets	26,453	10,831
Consolidated total assets	2,230,073	2,070,815

4.             Capital Lease Obligations and Restricted Cash

Capital Leases

LNG Carriers. As at September 30, 2006, the Partnership was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases”. Under the terms of the Spanish tax leases, the Partnership will purchase these vessels at the end of their respective lease terms on December 31, 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at September 30, 2006 and December 31, 2005, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at September 30, 2006, the commitments under these capital leases, including the purchase obligations, approximated 288.2 million Euros ($365.3 million), including imputed interest of 33.6 million Euros ($42.5 million), repayable as follows:

Year	Commitment
2006 …………………………………………………………………………..…….….…….….……..…….….…....…….….…….….….....	123.2 million Euros ($156.1 million)
2007…………………………………………………………………………..…….….…….….…………..……..….…….….…….….….....	23.3 million Euros ($29.5 million)
2008 …………………………………………………………………………..…….….…….….…………..…….….…….….……..….……	24.4 million Euros ($30.9 million)
2009………………………...……………………………………………..…….….…….….…………..…….….…….….……..….…….…	25.6 million Euros ($32.5 million)
2010…………………………………………………………………………..…….….…….….…………..…….….…….….……..….……	26.9 million Euros ($34.1 million)
Thereafter…………………………………………………………………………..…….….…….…..…………..…….….……..….……...	64.8 million Euros ($82.2 million)

During January 2006, the three subsidiaries of Teekay Nakilat, each of which has contracted to have built one LNG carrier, sold their shipbuilding contracts to SeaSpirit Leasing Limited (or SeaSpirit) for proceeds of $313.0 million. Concurrently with the sale, Teekay Nakilat entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers (please see Note 12).

Suezmax Tankers. As at September 30, 2006, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels for a fixed price after the end of their respective lease terms, which will occur at various times from 2007 to 2010. The weighted-average interest rate implicit in these capital leases at the inception of the leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at September 30, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $256.6 million, including imputed interest of $32.3 million, repayable as follows:

Year	Commitment
2006 ………………………………………………………………………….……………………………………………………………………....	$6.3 million
2007…………………………………………………………………………..……………………………………………………………………....	145.1 million
2008…………………………………………………………………………..……………………………………………………………………....	8.6 million
2009…………………………………………………………………………..……………………………………………………………………....	8.5 million
2010…………………………………………………………………………..……………………………………………………………………....	88.1 million

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Restricted cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 258.9 million Euros ($328.1 million) and 249.0 million Euros ($295.0 million) as at September 30, 2006 and December 31, 2005, respectively. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (please see Note 7) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at September 30, 2006 and December 31, 2005, the weighted-average interest rate earned on the deposits was 5.2%.

Under the terms of the capital leases for the three LNG newbuilding carriers, Teekay Nakilat is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. This amount was $437.6 million as at September 30, 2006. These cash deposits are restricted to being used to satisfy the Partnership’s obligations under the leases and have been fully funded with term loans and loans from the joint venture partners (please see Note 12). As at September 30, 2006, the weighted-average interest rate earned on the deposits was 5.6%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $4.7 million and $3.3 million as at September 30, 2006 and December 31, 2005, respectively.

5.            Intangible Assets and Goodwill

As at September 30, 2006 and December 31, 2005, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at September 30, 2006 and December 31, 2005 is as follows:

	September 30, 2006 $	December 31, 2005 $

Gross carrying amount .…………………………………………………………………….....…………………………………...	182,552	182,552
Accumulated amortization ……………………………………………………….…………………………………………….....	(20,205)	(13,358)
Net carrying amount …………………………………………………………………………………………………………….....	162,347	169,194

All intangible assets were recognized on April 30, 2004, when the Predecessor acquired Teekay Spain. Amortization expense of intangible assets for the three and nine months ended September 30, 2006 and 2005 were $2.3 million, $6.9 million, $2.3 million and $7.0 million, respectively.

The carrying amount of goodwill as at September 30, 2006 and December 31, 2005 for the Partnership’s reporting segments are as follows:

	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $
Balance as at September 30, 2006 and December 31, 2005 ……………………………………………....	3,648	35,631	39,279

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

6.           Cash Flows

        Cash interest paid by the Partnership during the nine months ended September 30, 2006 and 2005 totaled $43.4 million and $49.3 million, respectively.

Income taxes paid by the Partnership during the nine months ended September 30, 2005 totaled $5.7 million. No income taxes were paid by the Partnership during the nine months ended September 30, 2006.

7.            Long-Term Debt
	September 30, 2006 $	December 31, 2005 $

U.S. Dollar-denominated Revolving Credit Facility due through 2015 ………………………………………………………..…...…	18,000	29,000
Euro-denominated Term Loans due through 2023 ……………………………………………………………………………..………	397,182	377,352
	415,182	406,352
Less current portion ………………………………………………...………………………………………………………………..……	9,190	8,103
Total ……………………………………………………………………………………………………….………………………………...	405,992	398,249

As at September 30, 2006, the Partnership had two long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $463.1 million, of which $445.1 million was undrawn. Interest payments are based on LIBOR plus margins. At September 30, 2006, the margins ranged between 0.50% and 0.55%. The amount available under the Revolvers reduces by $4.4 million (2006), $17.7 million (2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010) and $384.6 million (thereafter). Both revolving credit facilities may be used by the Partnership to fund general partnership purposes. In addition, one of the revolving credit facilities may be used to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries for all outstanding amounts.

The Partnership has two Euro-denominated term loans outstanding, which, as at September 30, 2006 totaled 313.4 million Euros ($397.2 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases (please see Note 4). Interest payments are based on EURIBOR plus margins. At September 30, 2006, the margins ranged between 1.10% and 1.30%. The term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

The weighted-average effective interest rate for U.S. Dollar-denominated debt outstanding at September 30, 2006 and December 31, 2005 was 5.8% and 5.6%, respectively. The weighted-average effective interest rate for Euro-denominated debt outstanding at September 30, 2006 and December 31, 2005 was 4.4% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (please see Note 11).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

All Euro-denominated term loans and Euro-denominated advances from affiliates (prior to the IPO) are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange gains (losses) during the interim periods presented as follows:

Three Months Ended September 30,		Nine Months Ended September 30,
2006	2005	2006	2005
July 1 to September 30, 2006 $	July 1 to September 30, 2005 $	January 1 to September 30, 2006 $	January 1 to May 9, 2005 $	May 10 to September 30, 2005 $
3,752	1,347	(24,401)	52,295	24,340

The aggregate annual long-term debt principal repayments required for periods subsequent to September 30, 2006 are $2.2 million (2006), $9.3 million (2007), $10.0 million (2008), $10.7 million (2009), $11.5 million (2010), and $371.5 million (thereafter).

The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under the term loans and the Revolvers. One of the Revolvers contains covenants that require the maintenance of a minimum free liquidity and minimum tangible net worth and provide a maximum leverage ratio. In addition, the Partnership’s term loan for one of its LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euros. The Partnership's capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

8.     Other Income (Loss) - Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	July 1 to September 30, 2006 $	July 1 to September 30, 2005 $	January 1 to September 30, 2006 $	January 1 to May 9, 2005 $	May 10 to September 30, 2005 $
Loss on cancellation of interest rate swaps……………………………………	-	-	-	(7,820)	-
Gain on sale of assets…………………………………………………………….	-	-	-	-	186
Write-off of capitalized loan costs……………………………………………...	-	-	-	(7,462)	-
Income tax recovery (expense)……….……………………………………..…..	180	1,587	558	(2,648)	3,259
Miscellaneous………………………...……………………………………......…	389	-	1,006	3	(186)
Other income (loss) - net …………….……………………………………….…	569	1,587	1,564	(17,927)	3,259

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

9.    Comprehensive (Loss) Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	July 1 to September 30, 2006 $	July 1 to September 30, 2005 $	January 1 to September 30, 2006 $	January 1 to May 9, 2005 $	May 10 to September 30, 2005 $
Net income (loss) …………………………………………………………………...	12,585	8,904	(2,173)	29,215	37,608
Other comprehensive (loss) income:
Unrealized (loss) gain on derivative instruments …………..……………….…	(20,455)	(1,222)	10,025	(22,874)	(13,138)
Reclassification adjustment for loss on derivative instruments included in net income (loss)……………………………………………………..……….	2,099	2,409	6,542	14,359	4,011
Comprehensive (loss) income ……………………………………………………..	(5,771)	10,091	14,394	20,700	28,481

10.    Related Party Transactions

a)
The Partnership has entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Shipping Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

b)
The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the three and nine months ended September 30, 2006, the Partnership incurred $0.8 million and $2.5 million, respectively, of these costs. During the three months ended September 30, 2005 and the period from May 10, 2005 to September 30, 2005, the partnership incurred $0.4 million and 0.6 million, respectively, of these costs.

c)
The Partnership has entered into an agreement with Teekay Shipping Corporation pursuant to which Teekay Shipping Corporation provides the Partnership with off-hire insurance for its LNG carriers commencing January 1, 2006. During the three and nine months ended September 30, 2006, the Partnership incurred $0.2 million and $0.7 million, respectively, of these costs.

d)
The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the three and nine months ended September 30, 2006, the Partnership incurred $0.1 million and $0.3 million, respectively, of these costs. During the three months ended September 30, 2005 and the period from May 10, 2005 to September 30, 2005, the Partnership incurred $0.1 million and $0.2 million, respectively, of these costs.

e)
The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership has entered into an agreement with Teekay Shipping Corporation under which Teekay Shipping Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Shipping Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the three and nine months ended September 30, 2006, the Partnership incurred $1.7 million and $3.8 million, respectively, of amounts owing to Teekay Shipping Corporation as a result of this agreement. During the period from the date of delivery in July 2005 to September 30, 2005, the Partnership incurred an obligation of $0.3 million to Teekay Shipping Corporation as a result of this agreement.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

f)	At September 30, 2006 and December 31, 2005, advances from affiliates totaled $7.6 million and $2.2 million, respectively. Advances from affiliates are non-interest bearing and unsecured.

g)
In early 2005, the Partnership completed the sale of the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, has been accounted for as an equity distribution.

h)
Concurrently with the closing of the Partnership’s Follow-On Offering, the Partnership acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. The resulting $27.8 million loss on purchase has been accounted for as an equity distribution. These vessels, the African Spirit, the Asian Spirit and the European Spirit, are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. The Partnership financed the acquisition with the net proceeds of the public offering, together with borrowings under one of the Revolvers and cash balances.

11.          Derivative Instruments and Hedging Activities

The Partnership, including Teekay Nakilat, uses derivatives only for hedging purposes.

As at September 30 2006, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt whereby certain of the Partnership’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations and fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	421,499	19,494	30.3	4.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	234,000	(20,625)	12.0	6.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	432,549	(24,265)	30.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	397,182	5,488	17.7	3.8
_____________________________________________________________________________

(1) Excludes the margin the Partnership pays on its floating-rate debt. (Please see Note 7).

(2) U.S. Dollar-denominated interest rate swaps are held in Teekay Nakilat to hedge its floating-rate lease obligations and floating-rate restricted cash deposits. (Please see Note 12). Principal amount reduces quarterly following delivery of each LNG newbuilding.

(3) U.S. Dollar-denominated interest rate swaps are held in Teekay Nakilat to hedge its term loans - Inception dates of swaps are December 2006 ($78.0 million) and March and June of 2007 (aggregate of $156.0 million).

(4) Principal amount reduces monthly to 70.1 million Euros ($88.8 million) by the maturity dates of the swap agreements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive loss and is being recognized over the remaining terms of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

Changes in the fair value of the designated interest rate swaps (cash flow hedges) have been recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized into income and is presented as interest expense. During the three and nine months ended September 30, 2006, the ineffective portion of the Partnership’s interest rate swaps was nominal.

The Partnership is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

12.          Commitments and Contingencies

The Partnership entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat. Teekay Nakilat has a 30-year capital lease arrangement for three LNG carriers (or the RasGas II vessels), one of which delivered on October 31, 2006 and the other two of which are scheduled for delivery in the first quarter of 2007. Upon the respective deliveries of the vessels, they will provide transportation services under 20-year, fixed-rate time charters to Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. The Partnership purchased Teekay Shipping Corporation’s interest in Teekay Nakilat upon delivery of the first newbuilding in October 2006. The purchase price for the 70% interest in Teekay Nakilat was approximately $90.0 million, before the expected benefits from the lease arrangements, which are described in further detail below. Payment terms are 30% of the total purchase price is to be paid with each vessel delivery and a final 10% payment to be made 90 days after the delivery of the last vessel. All amounts below relating to the RasGas II vessel capital leases include the joint venture partner’s 30% share.

During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the RasGas II vessels, sold their shipbuilding contracts to SeaSpirit for aggregate proceeds of $313.0 million, which approximated the accumulated construction costs incurred to that date. Concurrent with the sale, Teekay Nakilat entered into the 30-year capital leases for the RasGas II vessels, to commence upon the delivery of the respective vessels. The proceeds from the sale were used to partially fund restricted cash deposits, which totaled $437.6 million as at September 30, 2006. During vessel construction, the amount of restricted cash approximates the accumulated vessel construction costs. Under the terms of the leases and upon vessel delivery, Teekay Nakilat is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. Teekay Nakilat is committed to funding an additional $102.9 million ($34.3 million - fourth quarter of 2006 and $68.6 million - 2007) during the remaining construction period. Teekay Nakilat has long-term financing arrangements in place to fund its remaining funding commitments of these restricted cash deposits. The benefits of these lease arrangements will be realized subsequent to the Partnership’s purchase of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat. Consequently, the Partnership’s 70% share of these benefits, are estimated to be approximately $40 million, will be obtained by a reduction in the capital lease obligation for the three RasGas II vessels.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable Teekay Naiklat to terminate the lease arrangements on a voluntary basis at any time. In the event of a termination of the lease arrangements, Teekay Nakilat would be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

In January 2003, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both, then FIN 46 requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. The assets and liabilities of Teekay Nakilat in the Partnership’s financial statements are recorded at historical cost as the Partnership and Teekay Nakilat are under common control.

The following table summarizes the balance sheet of Teekay Nakilat at September 30, 2006 and December 31, 2005.
	September 30, 2006 $	December 31, 2005 $
ASSETS
Prepaid expenses and other current assets	5,106	-
Restricted cash - long-term	437,571	-
Advances on newbuilding contracts	-	316,875
Other assets	30,694	4,175
Total assets	473,371	321,050

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Accrued liabilities	6,367	1,477
Debt related to newbuilding vessels to be leased (please see table below)	451,432	319,573
Other long-term liabilities	44,287	23,565
Total liabilities	502,086	344,615

Total shareholders’ deficit	(28,715)	(23,565)
Total liabilities and shareholders’ deficit	473,371	321,050

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Teekay Nakilat’s assets have been financed with the following debt financing:

	September 30, 2006 $	December 31, 2005 $

U.S. Dollar-denominated Term Loans due through 2019	308,823	205,882
Interest-bearing Shareholder Loans of Teekay Nakilat	115,765	111,666
Non-interest bearing Shareholder Loans of Teekay Nakilat	26,844	2,025
	451,432	319,573
Less current portion	14,559	-
Total	436,873	319,573

Teekay Nakilat had U.S. Dollar-denominated term loans outstanding, which, as at September 30, 2006, totaled $308.8 million. Interest payments on these term loans are based on LIBOR plus margins. At September 30, 2006, these margins ranged between 0.68% and 1.05%. At December 31, 2005, these margins ranged between 0.9% and 1.05%. The term loans reduce in quarterly payments commencing three months after delivery of each RasGas II LNG newbuilding. Once fully drawn, the loans will have approximately $56.0 million per vessel in bullet repayments, due at maturity. Upon delivery of the first RasGas II vessel under capital lease in October 2006, a portion of the term loans was drawn to repay the non-interest bearing shareholder loans of Teekay Nakilat (described below). All term loans are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Shipping Corporation. The creditors of Teekay Nakilat do not have recourse to the Partnership.

During December 2005, $111.7 million of Teekay Nakilat’s equity owned by Teekay Shipping Corporation ($78.2 million) and Qatar Gas Transport Company Ltd. (Nakilat) ($33.5 million) was converted to interest-bearing shareholder loans. Interest payments on these loans are based on a fixed rate of 4.84% and are payable commencing one year after the delivery of the third LNG carrier. These loans are unsecured and are repayable on demand.

The aggregate annual long-term debt principal repayments of Teekay Nakilat required for periods subsequent to September 30, 2006 are $0.0 (2006), $12.4 million (2007), $16.5 million (2008), $16.5 million (2009), $16.5 million (2010), and $246.9 million (thereafter).

The Partnership’s maximum exposure to loss at September 30, 2006, as a result of its commitment to purchase Teekay Shipping Corporation’s interest in Teekay Nakilat, was limited to the purchase price of its 70% interest in Teekay Nakilat.

13.          Net Income (Loss) Per Unit

For periods after the Partnership’s IPO on May 10, 2005, net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to the General Partner’s interest by the weighted-average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership in connection with the IPO, or 23,469,144 units.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income (loss) is affected by non-cash items. Net income for the three

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

months ended September 30, 2006 was $12.6 million, which included a $3.8 million foreign currency translation gain relating primarily to long-term debt denominated in Euros. The limited partners’ interest in net income for this period was $12.3 million. Subsequent to September 30, 2006, cash distributions declared and payable on November 14, 2006 to the limited partners for the three months ended September 30, 2006 totaled $16.2 million.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the three months ended September 30, 2006, net income did not exceed $0.4625 per unit and, consequently, the assumed distributions of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the three months ended September 30, 2006, net income did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distributions of net income resulted in unequal distributions of net income between the subordinated unit holders and common unit holders.

14. Other Information

a)
In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at September 30, 2006 payments made towards these commitments by the joint venture company totaled $82.3 million, excluding $7.5 million of capitalized interest and other miscellaneous construction costs. Long term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at September 30, 2006, the remaining payments required to be made under these newbuilding contracts were $147.3 million in 2007, $111.2 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 70% ownership interest in these two vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier.

b)
In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Shipping Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat), which owns a 60% interest. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion, excluding capitalized interest. As at September 30, 2006, payments made towards these commitments by the joint venture company totaled $250.9 million, excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all the remaining $750.8 million unpaid cost of these LNG carriers. As at September 30, 2006, the remaining payments required to be made under these newbuilding contracts were $100.6 million in 2006, $449.9 million in 2007 and $200.3 million in 2008. The charters will commence upon deliveries, which are scheduled for the first half of 2008. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 40% ownership interest in these four vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier.

15.              Recent Accounting Pronouncements

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership will adopt FIN 48 as of January 1, 2007 as required.

The Partnership has claimed a 3.1 million Euro ($3.9 million) re-investment tax credit in one of its subsidiaries 2005 annual tax filings, which was filed in July 2006. Despite the Partnership’s belief that its tax position is supportable, the Partnership believes that this tax position will be reviewed by the tax authorities and is more likely than not that the re-investment credit will not be realized. Consequently, the Partnership has not recognized the benefit of this re-investment tax credit. As of September 30, 2006, the Partnership does not expect that the adoption of FIN 48 will have a significant impact on the Partnership’s financial position and results of operations.

16.              Subsequent Events

a)
In December 2006, the Partnership announced that it has agreed to acquire three liquefied petroleum gas (or LPG) carriers from I.M. Skaugen ASA (or Skaugen) for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing and/or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, which engages in the marine transportation of petrochemical gases and LPG, and the lightering of crude oil, at fixed rates, for a period of 15 years.

b)
In December 2006, the Partnership announced that it has agreed to acquire a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.2 million effective January 1, 2007. It is anticipated that the purchase will be financed with the Partnership’s existing Revolvers. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA and has a remaining contract term of nine years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2006
PART I - FINANCIAL INFORMATION

ITEM 2 -         MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG carriers as needed after the long-term charters have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the LNG sector and may consider other opportunities to which our competitive strengths are well suited. In December 2006, we announced that we will be acquiring four liquefied petroleum gas (or LPG) carriers, as discussed below. LPG is a by-product of natural gas separation and crude oil refining. As a result, LPG transportation services are a natural extension of our core LNG transportation business. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG and LPG operations.

We currently manage our business and analyze and report our results of operations on the basis of the following two business segments:

LNG Carrier Segment. We have four LNG carriers, all of which operate under long-term, fixed-rate charters.

In addition, in October 2006, we purchased Teekay Shipping Corporation’s 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat) in accordance with the terms of a prior agreement. Teekay Nakilat has a 30-year capital lease arrangement on three LNG carriers (or the RasGas II vessels), one of which delivered in October 2006 and the remaining two newbuildings of which are scheduled for delivery in the first quarter of 2007. Upon delivery, the respective vessels will commence service under existing 20-year, fixed-rate charters with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. Please read Item 1 - Financial Statements: Note 12 - Commitments and Contingencies.

During the three and nine months ended September 30, 2006, our LNG carrier segment generated 53.9% and 53.6%, respectively, of our total net voyage revenues (i.e. voyage revenues less voyage expenses). During the three and nine months ended September 30, 2005, this segment generated 70.8% and 70.1%, respectively, of our total net voyage revenues.

Suezmax Tanker Segment. We have eight Suezmax class crude oil tankers, including the Toledo Spirit that delivered in July 2005, and three double-hulled Suezmax tankers we acquired from Teekay Shipping Corporation in November 2005. In May 2005, we sold our only single-hulled Suezmax tanker, the Granada Spirit. During most of the first nine months of 2005, we had four Suezmax tankers. Please read “-- Follow-On Offering and Acquisition of Three Suezmax Tankers” below. We describe our Suezmax tanker dispositions and deliveries in more detail under “-- Results of Operations” below. All of our Suezmax tankers operate under long-term, fixed-rate time charters.

During the three and nine months ended September 30, 2006, our Suezmax tanker segment generated 46.1% and 46.4%, respectively, of our total net voyage revenue. During the three and nine months ended September 30, 2005, this segment generated 29.2% and 29.9%, respectively, of our total net voyage revenues.

Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain).

Our Initial Public Offering

On November 3, 2004, Teekay Shipping Corporation formed Teekay LNG Partners L.P. to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries. On May 6, 2005, Teekay Shipping Corporation contributed to us all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, in connection with our initial public offering on May 10, 2005. We subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in us. Our general partner, Teekay GP L.L.C., received a 2% general partner interest and all of our incentive distribution rights. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. In our initial public offering, we sold 6,900,000 of our common units, which represent limited partner interests, at a price of $22.00 per unit, for proceeds of $135.7 million, net of $16.1 million of underwriting costs and offering expenses. Please read Item 1- Financial Statements: Note 2 - Public Offerings.

New Long-Term, Fixed-Rate LNG Contracts Awarded

In July and August 2005, Teekay Shipping Corporation announced that it has been awarded new long-term, fixed-rate time charter contracts to transport LNG and had entered into agreements to construct a total of six LNG carriers in connection with these awards. Two of the LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, and four will be chartered for a period of 25 years (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3). Partners in each of these projects will participate in 30% and 60%, respectively, of the ownership of the related time charters and related vessels. On November 1, 2006, we agreed to acquire from Teekay Shipping Corporation, upon delivery of the first vessel of each project, its interests in these vessels and related charter contracts. Please read Item 1 - Financial Statements: Note 14 - Other Information.

Follow-On Offering and Acquisition of Three Suezmax Tankers

In November 2005, we completed our follow-on public offering of 4,600,000 common units at a price of $27.40 per unit. Proceeds from the offering were $120.0 million, net of $6.0 million of underwriting costs and offering expenses. In addition, our general partner contributed $2.6 million to us to maintain its 2% general partner interest. Please read Item 1 - Financial Statements: Note 2 - Public Offerings.

Concurrently with the closing of the offering, we acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit (collectively, the ConocoPhillips Tankers), are similar in size to our other five crude oil tankers. The ConocoPhillips Tankers have an average age of three years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately 9.0 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years.

Acquisition of Four Liquefied Petroleum Gas Carriers

In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from Skaugen, for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing and/or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed-rates, for a period of 15 years.

In December 2006, we also announced that we will acquire a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.2 million effective January 1, 2007. It is anticipated that the purchase will be financed with the Partnership’s existing Revolvers. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA and has a remaining contract term of nine years.

Our Charters

We generate revenues by charging customers for the transportation of their LNG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:

•
Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, based on inflation, interest rates or current market rates; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot,” market rate.

During the three and nine months ended September 30, 2006 and 2005, we derived all of our revenues from time charters. We do not anticipate earning revenues from voyage charters in the foreseeable future.

"Hire" rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components - a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for our existing Suezmax tankers (other than for the ConocoPhillips Tankers), adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses and provide us a profit.

The time charters for the ConocoPhillips Tankers include a fixed monthly rate for their initial 12-year term, which increases to another fixed amount for any extensions of the initial term. These time charters do not include capital or operating components or adjust for inflation.

For our charters, other than the charters for the three RasGas II vessels and the ConocoPhillips Tankers, we earn a profit from a margin built into the operating component. Under the RasGas II charters, this margin is built into the capital component.

In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time charter for one Suezmax tanker, the Teide Spirit.

Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions and none that have had a material impact on our operating results.

When a vessel is “off-hire”—or not available for service—generally the customer is not required to pay the hire rate and we are responsible for all costs. Commencing January 1, 2006, Teekay Shipping Corporation began providing off-hire insurance for our LNG carriers. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

The average remaining term of our existing long-term, fixed-rate time charters is approximately 18.4 years for our LNG carriers and 13.3 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights. The initial term of each of the three RasGas II LNG vessel charters is 20 years, in each case from delivery of the vessel.

Our customers include major energy companies and their affiliates. We derive a substantial majority of our revenues from a limited number of customers. During the nine months ended September 30, 2006 and 2005, we derived 84% and 99%, respectively, of our revenues from four customers - Compania Espanola de Petroleos, S.A. (30% and 29%), Repsol YPF, S.A. (28% and 34%), Gas Natural SDG, S.A. (13% and 19%) and Unión Fenosa Gas, S.A (13% and 17%). In addition, during the nine months ended September 30, 2006, we derived 16% of our revenues from a subsidiary of ConocoPhillips. The loss of any customer or time charter, or a significant decline in payments under any of our time charters, could materially and adversely affect our revenues, cash flows and operating results.

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues only from time charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and interest rate swap gains or losses and other income and losses. For more information, please read Item 1 - Financial Statements: Note 3 - Segment Reporting.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking or intermediate survey. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•
charges related to the amortization of the fair value of the time charters acquired in the Teekay Spain acquisition (over the remaining terms of the charters), which was initially determined at approximately $183 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses and depreciation and amortization.

Utilization. Utilization is an indicator of the use of our fleet during a given period, and is determined by dividing our revenue days by our calendar-ship-days for the period.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations, such as the lease agreements for the three RasGas II vessels. For more information, please read Item 1 - Financial Statements: Note 4 - Capital Lease Obligations and Restricted Cash.

Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations are attributed primarily to the following factors:

•
Unrealized end-of-period revaluations. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. A substantial majority of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans. Substantially all of these gains and losses are unrealized.

•
Foreign currency revenues and expenses. A portion of our voyage revenues are denominated in Euros. A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.

Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read Item 3 - Quantitative and Qualitative Disclosures About Market Risk.

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance or will affect our future performance are listed below:

•
Our financial results reflect changes in our capital structure. Prior to the closing of our initial public offering on May 10, 2005, we repaid $337.3 million of term loans on two LNG carriers and settled related interest rate swaps. We also settled other interest rate swaps associated with 322.8 million Euros ($390.5 million) of other term loans and entered into new swaps of the same amount with a lower fixed interest rate. In addition, on May 6, 2005, Teekay Shipping Corporation contributed to us all but $54.9 million of its notes receivable from Luxco, among other assets. We subsequently repaid the $54.9 million note receivable. These reductions in our debt and effective interest rates have decreased the amount of our interest expense.

•
Our historical operating results include the historical results of Luxco for the period from January 1, 2005 to May 9, 2005. Teekay Shipping Corporation formed Luxco in April 2004 to acquire and hold Teekay Spain. From its formation until our initial public offering, Luxco had no revenues, expenses or income, other than:

•	net interest expense of $7.3 million related to $448.0 million of advances from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

•	unrealized foreign exchange gains of $23.8 million related to the advances, which were Euro-denominated; and

•	other expense of $0.1 million.

Luxco’s results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation for periods subsequent to May 9, 2005. Consequently, certain of our financial and operating data for the nine months ended September 30, 2006 may not be comparable to the same period last year.

•
Our financial results since May 2005 reflect the consolidation of Teekay Nakilat. In May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat, which has a 30-year capital lease arrangement on each of the three RasGas II vessels. The purchase will occur upon delivery of the first vessel, which occurred on October 31, 2006.

In January 2003, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). Prior to our purchase of a 70% interest in Teekay Nakilat, we were required to consolidate Teekay Nakilat in our consolidated financial statements under FIN 46, as Teekay Nakilat was a variable interest entity and we were its primary beneficiary. Please read Item 1 - Financial Statements: Note 1 - Basis of Presentation and Note 12 - Commitments and Contingencies.

•
Our financial results reflect the sale and leaseback of the three RasGas II vessels of Teekay Nakilat. During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the RasGas II vessels, sold their shipbuilding contracts to SeaSpirit Leasing Limited (or SeaSpirit) and entered into 30-year capital leases for the three LNG carriers, to commence upon their respective deliveries. Under the terms of the leases and upon vessel delivery, Teekay Nakilat is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases.

As a result of this transaction, Teekay Nakilat received $313.0 million from the sale of the shipbuilding contracts, which approximated the accumulated construction costs incurred as of the sale date. The proceeds from the sale were used to fund restricted cash deposits. During the nine months ended September 30, 2006, Teekay Nakilat placed an additional $113.5 million in restricted cash deposits, which was funded with $102.9 million of term loans and $10.6 million of loans from its joint venture partners. During the three and nine months ended September 30, 2006, Teekay Nakilat earned $5.4 million and $13.7 million, respectively, of interest income on its restricted cash deposits and incurred $6.6 million and $16.6 million, respectively, of interest expense on its long-term debt and loans from its joint venture partners.

•
The size of our Suezmax tanker fleet has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. During most of the nine months ended September 30, 2005, we had four Suezmax tankers, while during the nine months ended September 30, 2006, we had eight Suezmax tankers. Please read “-- Results of Operations - Suezmax Tanker Segment" below for further details about our vessel dispositions and deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter. During the three and nine months ended September 30, 2006, we earned $1.3 million and $2.8 million, and for the same periods in 2005, we earned $0.2 million and $3.1 million, respectively, in additional revenue from this variable component.

•
We are incurring additional general and administrative expenses following our initial public offering. In connection with the closing of our initial public offering in May 2005 and also with our acquisition of the ConocoPhillips Tankers, we and certain of our subsidiaries entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide us and our subsidiaries certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and type of services provided during each period. The services are valued at a reasonable, arm’s-length rate that includes reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf. We may also grant equity compensation that would result in an expense to us. In addition, since our initial public offering, we have incurred expenses as a result of being a publicly-traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, incremental director and officer liability insurance costs and director compensation.

Results of Operations

The following tables present our operating results by reportable segment for the three and nine months ended September 30, 2006 and 2005, and compare our net voyage revenues, a non-GAAP financial measure, for those periods to the most directly comparable GAAP financial measure. For ease of comparison, we have combined the results of the various time periods set forth in our consolidated statements of income (loss) into three and nine-month comparison periods.

	Three Months Ended September 30, 2006			Three Months Ended September 30, 2005
(in thousands of U.S. dollars, except Operating Data)	LNG Carrier Segment	Suezmax Tanker Segment	Total	LNG Carrier Segment	Suezmax Tanker Segment	Total
Voyage revenues	25,225	21,471	46,696	24,503	10,257	34,760
Voyage expenses	394	269	663	-	135	135
Net voyage revenues	24,831	21,202	46,033	24,503	10,122	34,625
Vessel operating expenses	4,297	5,235	9,532	3,614	2,957	6,571
Depreciation and amortization	7,959	5,013	12,972	7,522	3,085	10,607
General and administrative (1)	1,215	1,649	2,864	1,262	1,471	2,733
Income from vessel operations	11,360	9,305	20,665	12,105	2,609	14,714

Operating Data:
Revenue Days (A)	366	736	1,102	368	423	791
Calendar-Ship-Days (B)	368	736	1,104	368	435	803
Utilization (A)/(B)	99.5%	100.0%	99.8%	100.0%	97.2%	98.5%

	Nine Months Ended September 30, 2006			Nine Months Ended September 30, 2005
(in thousands of U.S. dollars, except Operating Data)	LNG Carrier Segment	Suezmax Tanker Segment	Total	LNG Carrier Segment	Suezmax Tanker Segment	Total
Voyage revenues	71,444	61,927	133,371	73,546	31,707	105,253
Voyage expenses	794	796	1,590	50	409	459
Net voyage revenues	70,650	61,131	131,781	73,496	31,298	104,794
Vessel operating expenses	13,014	15,246	28,260	11,754	9,520	21,274
Depreciation and amortization	23,393	14,981	38,374	22,566	8,644	31,210
General and administrative (1)	3,902	5,055	8,957	3,333	3,603	6,936
Income from vessel operations	30,341	25,849	56,190	35,843	9,531	45,374

Operating Data:
Revenue Days (A)	1,057	2,168	3,225	1,077	1,164	2,241
Calendar-Ship-Days (B)	1,092	2,184	3,276	1,092	1,180	2,272
Utilization (A)/(B)	96.8%	99.3%	98.4%	98.6%	98.6%	98.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Three and Nine Months Ended September 30, 2006 Versus Three and Nine Months Ended September 30, 2005

LNG Carrier Segment

We operated four LNG carriers during the three and nine months ended September 30, 2006 and 2005 and, therefore, our total calendar-ship-days remained the same for those respective periods.

During May 2006, the Catalunya Spirit was in drydock undergoing its first intermediate class survey which contributed to 19.1 days of scheduled off-hire during the nine months ended September 30, 2006. While in drydock, damage was discovered on certain of the side membrane walls within the cargo tanks and a latent defect was discovered in the propeller. The cost of repairing the damage to the cargo tanks and replacing the propeller was covered by the hull and machinery insurance policy on the vessel. Insurance claims totaling $4.6 million (net of a $1.0 million deductible) were filed in the second quarter of 2006 to recover these costs. During the nine months ended September 30, 2006, we received insurance payments of $1.9 million and expect to receive the balance of the cargo tank repair claim (less the $500,000 deductible) during early 2007. Recourse action against the builder is being considered to recover this claim. We are in the process of finalizing an agreement with the builder for full recovery of the propeller claim, including the $500,000 deductible. Our claim under our loss-of-hire insurance policy for the Catalunya Spirit to recover lost time-charter revenue resulting from the additional time required in drydock to make these repairs is fully recoverable with the full amount anticipated to be paid in January 2007. The repairs took a total of 47.4 days, in addition to the scheduled 19.1 days related to the intermediate class survey. Coverage under the loss-of-hire insurance policy commences after a 14-day deductible. As a result, during the nine months ended September 30, 2006, the total number of days of off-hire due to the scheduled drydocking and the deductible under our loss-of-hire insurance policy was 33.1 days. We have received notification from our loss-of-hire insurance provider that we have a valid claim and are in discussions regarding the exact amount of the reimbursement. The vessel resumed normal operations in early July 2006.

We have reviewed the operating history of our other LNG carriers and we believe that the conditions that caused the damage to the cargo tanks on the Catalunya Spirit did not occur on these vessels.

Net Voyage Revenues. Net voyage revenues remained relatively unchanged for the three months ended September 30, 2006 and 2005. Net voyage revenues decreased 3.8% to $70.7 million for the nine months ended September 30, 2006, from $73.5 million for the same period last year, primarily as a result of:

•	a decrease of $2.4 million for the nine months ended September 30, 2006, due to the Catalunya Spirit being off-hire for 35.5 days as described above; and

•
a decrease of $1.4 million for the nine months ended September 30, 2006, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by

•	an effective increase of $0.8 million for the nine months ended September 30, 2006 as a result of not incurring the 15.2 days of off-hire experienced for one of our LNG carriers during February 2005.

Vessel Operating Expenses. Vessel operating expenses increased 19.4% and 10.2% to $4.3 million and $13.0 million, respectively, for the three and nine months ended September 30, 2006, from $3.6 million and $11.8 million for the same periods last year. These increases were primarily the result of:

•	increases of $0.6 million and $1.2 million, respectively, for the three and nine months ended September 30, 2006, relating to increased spending on spares, consumables and maintenance costs;

•
an increase of $1.0 million for the nine months ended September 30, 2006, from the cost of the repairs completed on the Catalunya Spirit during the second quarter of 2006 in excess of estimated insurance recoveries; and

•
an increase of $0.1 million for the three months ended September 30, 2006, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

partially offset by

•	a decrease of $0.7 million for the nine months ended September 30, 2006, primarily relating to repair and maintenance work completed on one of our LNG carriers during February 2005; and

•
a decrease of $0.3 million for the nine months ended September 30, 2006, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year.

Depreciation and Amortization. Depreciation and amortization increased 6.7% and 3.5% to $8.0 million and $23.4 million, respectively, for the three and nine months ended September 30, 2006, from $7.5 million and $22.6 million for the same periods last year. These increases reflect the amortization of drydock expenditures incurred during 2005 and 2006.

Suezmax Tanker Segment

During the three and nine months ended September 30, 2006, we operated eight Suezmax tankers, compared to five Suezmax tankers in the same periods last year. The results of our Suezmax tanker segment reflect the following fleet changes:

•	the delivery and concurrent sale of a Suezmax tanker newbuilding (the Santiago Spirit) to Teekay Shipping Corporation in March 2005;

•	the delivery of a Suezmax tanker newbuildings (the Toledo Spirit) in July 2005 (or the Suezmax Delivery);

•
the sale of the Granada Spirit to Teekay Shipping Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and the subsequent sale back to Teekay Shipping Corporation on May 26, 2005; and

•	the acquisition of the ConocoPhillips Tankers from Teekay Shipping Corporation in November 2005.

As a result, our total calendar-ship-days increased by 69.2% and 85.1% to 736 days and 2,184 days, respectively, for the three and nine months ended September 30, 2006, from 435 and 1,180 calendar-ship-days for the same periods last year.

Net Voyage Revenues. Net voyage revenues increased 109.9% and 95.2% to $21.2 million and $61.1 million, respectively, for the three and nine months ended September 30, 2006, from $10.1 million and $31.3 million for the same periods last year. These increases were primarily the result of:

•	increases of $7.1 million and $21.2 million, respectively, for the three and nine months ended September 30, 2006, relating to the acquisition of the ConocoPhillips Tankers;

•	increases of $1.6 million and $6.5 million, respectively, for the three and nine months ended September 30, 2006, relating to the Suezmax Delivery;

•
increases of $1.4 million and $3.9 million, respectively, for the three and nine months ended September 30, 2006, due to adjustments to the daily charter rates based on inflation and increases from rising interest rates in accordance with the time charter contracts for all Suezmax tankers other than the ConocoPhillips Tankers and the Granada Spirit (however, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense; therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income); and

•
an increase of $1.1 million for the three months ended September 30, 2006 relating to revenues earned by the Teide Spirit (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts);

partially offset by

•
a decrease of $0.6 million for the nine months ended September 30, 2006, relating to revenues earned by the Granada Spirit for the period from May 6, 2005, when the vessel was contributed to us, to May 26, 2005, when we disposed of the vessel;

•
a decrease of $0.4 million for the nine months ended September 30, 2006, from an additional 13 days of off-hire for one of our Suezmax tankers during February 2006 relating to a scheduled drydocking; and

•
a decrease of $0.3 million for the nine months ended September 30, 2006 relating to lower revenues earned by the Teide Spirit during such period compared to the same period last year, as discussed above.

Vessel Operating Expenses. Vessel operating expenses increased 73.3% and 60.0% to $5.2 million and $15.2 million, respectively, for the three and nine months ended September 30, 2006, from $3.0 million and $9.5 million for the same periods last year. These increases were primarily the result of:

•	increases of $1.6 million and $4.4 million, respectively, for the three and nine months ended September 30, 2006, relating to the acquisition of the ConocoPhillips Tankers;

•	increases of $0.3 million and $1.4 million, respectively, for the three and nine months ended September 30, 2006, relating to the Suezmax Delivery; and

•
an increase of $0.1 million for the three months ended September 30, 2006, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

partially offset by

•
a decrease of $0.3 million for the nine months ended September 30, 2006, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year.

Depreciation and Amortization. Depreciation and amortization increased 61.3% and 74.4% to $5.0 million and $15.0 million, respectively, for the three and nine months ended September 30, 2006, from $3.1 million and $8.6 million for the same periods last year. These increases were primarily the result of:

•	increases of $1.6 million and $4.8 million, respectively, for the three and nine months ended September 30, 2006, relating to the acquisition of the ConocoPhillips Tankers; and

•	increases of $0.2 million and $1.6 million, respectively, for the three and nine months ended September 30, 2006, relating to the Suezmax Delivery;

partially offset by

•	a decrease of $0.2 million for the nine months ended September 30, 2006, relating to the inclusion of the Granada Spirit for the period from May 6, 2005 to May 26, 2005.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 7.4% and 30.4% to $2.9 million and $9.0 million, respectively, for the three and nine months ended September 30, 2006, from $2.7 million and $6.9 million for the same periods last year. These increases were primarily the result of:

•
increases of $0.2 million and $2.5 million, respectively, for the three and nine months ended September 30, 2006, associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering and with our acquisition of the ConocoPhillips Tankers, (b) fees and cost reimbursements of our general partner and (c) additional expenses as a result of being a publicly traded limited partnership;

partially offset by

•
expenses of $0.1 million and $0.7 million, respectively for the three and nine months ended September 30, 2005, relating to legal costs associated with repayment of term loans and settlement of interest rate swaps made in connection with our initial public offering.

Interest Expense. Interest expense increased 54.9% and 6.9% to $22.3 million and $62.3 million, respectively, for the three and nine months ended September 30, 2006, from $14.4 million and $58.3 million for the same periods last year. These increases were primarily the result of:

•
increases of $6.6 million and $16.6 million, respectively, for the three and nine months ended September 30, 2006, relating to the interest-bearing debt of Teekay Nakilat, of which such interest was capitalized prior to the January 2006 sale and leaseback transaction relating to the three RasGas II vessels;

•
increases of $1.4 million and $3.6 million, respectively, for the three and nine months ended September 30, 2006, from rising interest rates on our five Suezmax tanker lease obligations (however, under the terms of our time charter contracts for these vessels, we had corresponding increases in our charter payments, which are reflected as an increase to voyage revenues); and

•
increases of $1.1 million and $3.9 million, respectively, for the three and nine months ended September 30, 2006, relating to an increase in debt used to finance the Suezmax Delivery and the acquisition of the ConocoPhillips Tankers; and

•
an increase of $0.4 million for the three months ended September 30, 2006, due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by

•
decreases of $1.2 million and $3.5 million, respectively, for the three and nine months ended September 30, 2006, resulting from scheduled debt repayments and capital lease payments on two of our LNG carriers from restricted cash deposits (these LNG vessels have been financed pursuant to Spanish tax lease arrangements, under which we borrow under term loans and deposit the proceeds into restricted cash accounts and enter into capital leases for the vessels; as a result, this decrease in interest expense is offset by a corresponding decrease in the interest income from restricted cash);

•
a decrease of $8.3 million for the nine months ended September 30, 2006, resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps prior to our initial public offering in May 2005;

•
a decrease of $7.3 million for the nine months ended September 30, 2006, resulting from Teekay Shipping Corporation’s contribution to us of interest-bearing loans in connection with our initial public offering in May 2005; and

•
a decrease of $0.6 million for the nine months ended September 30, 2006, due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year.

Interest Income. Interest income increased 76.8% and 51.4% to $9.9 million and $26.8 million, respectively, for the three and nine months ended September 30, 2006, from $5.6 million and $17.7 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on two of our LNG carriers and on restricted cash deposits held for the three RasGas II vessels. These increases were primarily the result of:

•
increases of $5.4 million and $13.7 million, respectively, for the three and nine months ended September 30, 2006, relating to additional restricted cash deposits which were primarily funded with the proceeds from the sale and leaseback of the three RasGas II vessels; and

•
an increase of $0.3 million for the three months ended September 30, 2006, due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. dollar during such period compared to the same period last year;

partially offset by

•
decreases of $0.8 million and $2.9 million, respectively, for the three and nine months ended September 30, 2006, resulting from scheduled capital lease repayments on two of our LNG vessels which were funded from restricted cash deposits;

•
decreases of $0.7 million and $1.8 million, respectively, for the three and nine months ended September 30, 2006, compared to interest earned on temporary investments held during 2005 and interest earned on overnight deposits in our bank accounts; and

•
a decrease of $0.1 million for the nine months ended September 30, 2006, due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains were $3.8 million for the three months ended September 30, 2006 and foreign currency exchange losses were $24.4 million for the nine months ended September 30, 2006, compared to foreign currency exchange gains of $1.3 million and $76.6 million, respectively, for the same periods last year. Our foreign currency exchange gains and losses, substantially all of which have been unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Other Income (Loss). Other income of $0.6 million and $1.6 million in the three and nine months ended September 30, 2006, respectively, is comprised of $0.2 million and $0.6 million, respectively, of income tax recoveries and $0.4 million and $1.0 million, respectively, of miscellaneous income.

Other income of $1.6 million for the three months ended September 30, 2005 and other loss of $14.7 million for the nine months ended September 30, 2005, resulted from:

•	income tax recovery of $1.6 million and $0.6 million, respectively, incurred during the three and nine months ended September 30, 2005; and

•	a $0.2 million gain for the nine months ended September 30, 2005, from the sale of the Granada Spirit to Teekay Shipping Corporation during May 2005;

partially offset by:

•
a $7.8 million loss for the nine months ended September 30, 2005, from the settlement of interest rate swaps in April 2005 that were being used to hedge the interest rate risk on two of our term loans that were repaid at that time;

•	a $7.5 million loss for the nine months ended September 30, 2005, from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005; and

•	other miscellaneous expense of $0.2 million that was recognized during the nine months ended September 30, 2005.

Net Income. As a result of the foregoing factors, our net income was $12.6 million for the three months ended September 30, 2006 and our net loss was $2.2 million for the nine months ended September 30, 2006; compared to net income of $8.9 million and $66.8 million, respectively, for the three and nine months ended September 30, 2005.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at September 30, 2006, our total cash and cash equivalents totaled $20.6 million, compared to $34.5 million at December 31, 2005. Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $465.7 million as at September 30, 2006, compared to $105.5 million as at December 31, 2005. This increase was primarily the result of the refinancing of two of our existing LNG vessels during the third quarter of 2006, which increased our undrawn medium-term credit facilities from $100.0 million to $330.0 million, and the additional $137.5 million revolving credit facility we entered into during December 2005, which became available to us in January 2006.

Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, term loans and debt or equity financings.

We believe that cash flows from operations and existing undrawn revolving credit facilities will be sufficient to meet our liquidity needs for at least the next 12 months. We may need to raise additional capital to finance the purchase of our five Suezmax tankers that we are required to purchase at the end of their capital lease terms, which will be at various times from 2007 to 2010. We anticipate that we will be able to purchase these five tankers by assuming the outstanding financing obligations that relate to them; however, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We may be unable to raise additional funds on favorable terms, if at all.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:
	Nine Months Ended September 30,
	2006 ($000’s)	2005 ($000’s)
Sources of Cash:
Operating activities:	59,416	40,568
Financing activities:
Advances from affiliate	25,275	353,069
Proceeds from issuance of common units	-	141,327
Proceeds from long-term debt	138,176	45,307
Decrease in restricted cash	-	10,044
Investing activities:
Proceeds from sale of vessels and equipment	312,972	133,268
	535,839	723,583
Uses of Cash:
Financing activities:
Repayments of debt and capital lease obligations	53,804	401,037
Advances to affiliate	5,235	184,302
Interest rate swap settlement costs	-	143,295
Increase in restricted cash	436,808	-
Cash distributions paid	47,731	7,305
Other	4,725	-
Investing activities:
Expenditures for vessels and equipment	1,413	84,120
	549,716	820,059
Net Decrease in Cash and Cash Equivalents	(13,877)	(96,476)

Operating Cash Flows. Net cash flow from operating activities increased to $59.4 million for the nine months ended September 30, 2006, from $40.6 million for the same period in 2005, primarily reflecting the increase in operating cash flows from the acquisition of the ConocoPhillips Tankers and the Suezmax Delivery, partially offset by the decrease in operating cash flows due to the Catalunya Spirit being off-hire for 35 days to complete repairs and scheduled drydocking, a $1.7 million increase in drydocking expenditures and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Net proceeds from long-term debt were $138.2 million and $45.3 million, respectively, for the nine months ended September 30, 2006 and 2005. During the nine months ended September 30, 2006, Teekay Nakilat used $102.9 million of these funds, along with $10.6 million of advances from its then-existing shareholders, Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat), to partially fund its restricted cash deposits for the three RasGas II vessels that are subject to capital leases. The first LNG carrier was delivered during the fourth quarter of 2006 and the remaining two will be delivered in the first quarter of 2007.

Cash distributions paid during the nine months ended September 30, 2006 were $47.7 million. During the second quarter of 2006, we increased our quarterly distribution to $0.4625 per unit from $0.4125 per unit.

Debt repayments were $53.8 million during the nine months ended September 30, 2006, compared to $401.0 million during the same period last year. During the nine months ended September 30, 2005, Teekay Shipping Corporation advanced $353.1 million to us and we used these funds along with existing cash balances to repay certain term loans and settle certain interest rate swaps. Teekay Shipping Corporation contributed to us all but for $54.9 million of these loans and other assets in connection with our initial public offering. Please read Item 1 - Financial Statements: Note 7 - Long-Term Debt.

As at September 30, 2006, our long-term debt was $415.2 million, compared to $406.4 million as at December 31, 2005. As at September 30, 2006, we had Euro-denominated term loans outstanding that totaled 313.4 million Euros ($397.2 million), compared to 318.5 million Euros ($377.4 million) as at December 31, 2005. Interest payments are based on EURIBOR plus margins. As at September 30, 2006 and December 31, 2005, margins ranged between 1.10% and 1.30%. Our Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain. Please read Item 1 - Financial Statements: Note 7 - Long-Term Debt. We have used the Euro-denominated loans to make restricted cash deposits that fully fund payments under capital leases. Please read Item 1 - Financial Statements: Note 4 - Capital Lease Obligations and Restricted Cash.

As at September 30, 2006, we had two long-term revolving credit facilities available which provided for borrowings of up to $463.1 million, of which $445.1 million was undrawn. The amount available under the credit facilities reduces by $4.4 million (2006), $17.7 million (2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010) and $384.6 million (thereafter). Interest payments are based on LIBOR plus margins. As at September 30, 2006 and December 31, 2005, margins ranged between 0.50% and 0.55% compared to 0.50% and 1.20%, respectively. Both revolving credit facilities may be used to fund general partnership purposes. In addition, one of the revolving credit facilities may be used to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The credit facilities are collateralized by first-priority mortgages granted on five of our vessels, together with other related collateral, and are guaranteed by us and our subsidiaries.

As at September 30, 2006, total debt related to newbuilding vessels to be leased was $451.4 million, which consisted of $308.8 million of U.S. Dollar-denominated term loans of Teekay Nakilat, $115.8 million of interest-bearing loans and $26.8 million of non-interest bearing loans to Teekay Nakilat from its then-existing shareholders, Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat). As at December 31, 2005, total debt related to newbuilding vessels to be leased was $319.6 million, which consisted of $205.9 million of U.S. Dollar-denominated term loans of Teekay Nakilat, $111.7 million of interest-bearing loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat), and $2.0 million of non-interest bearing loans from Teekay Shipping Corporation. Please read Item 1 - Financial Statements: Note 12 - Commitments and Contingencies. The amounts above include the 30% share of our joint venture partner in Teekay Nakilat.

Interest payments on the term loans in Teekay Nakilat are based on LIBOR plus margins. At September 30, 2006, these margins ranged between 0.68% and 1.05%. At December 31, 2005, these margins ranged between 0.9% and 1.05%. The term loans reduce in quarterly payments commencing three months after delivery of each LNG newbuilding. Once fully drawn, the loans will have approximately $56.0 million per vessel in bullet repayments, due at maturity. Interest on the interest-bearing loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat) is based on a fixed rate of 4.84% and will be payable commencing one year after the delivery of the third RasGas II vessel. These loans are unsecured and are repayable on demand no earlier than 20 years from the delivery date of the last of the RasGas II vessels, which is scheduled for the first quarter of 2007.

Our ship-owning subsidiaries may not pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

The term loan agreements for our LNG carriers, including the RasGas II financing arrangements we assumed on October 31, 2006, are with separate ship-owning subsidiaries, although Teekay Spain guarantees the payments under the term loan agreements for four existing LNG carriers and the Partnership guarantees the payments under the term loan agreements for the RasGas II vessels. In the case of the RasGas II loan agreements, Teekay LNG Partners L.P. guarantees the payments under the terms of the loan as of October 31, 2006 with the delivery of the first RasGas II carrier. These agreements and the agreements that govern our revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:

•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions if we are in default;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; and

•	entering into a new line of business.

The term loan for one of our LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euros. In addition, one of our revolving credit facilities contains covenants that require the maintenance of a minimum free liquidity and minimum tangible net worth and provide a maximum leverage ratio.

Investing Cash Flows. During the nine months ended September 30, 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the three RasGas II vessels, sold their shipbuilding contracts to SeaSpirit and entered into 30-year capital leases for these three LNG carriers, to commence upon completion of vessel construction. Teekay Nakilat was reimbursed by SeaSpirit for previously paid shipyard installments and other construction costs in the amount of $313.0 million. The proceeds were used to fund restricted cash deposits for the three RasGas II vessels subject to the capital leases. During the nine months ended September 30, 2005, we sold two Suezmax tankers to Teekay Shipping Corporation for gross proceeds of $83.6 million, of which $63.0 million was used to repay debt and the remaining $20.6 million was part of our September 30, 2005 cash balance. Immediately after the delivery of the Suezmax newbuilding tanker the Toledo Spirit in July 2005, we sold this vessel for gross proceeds of $49.7 million and leased it back under a capital lease arrangement similar to those in place for our Suezmax tankers other than the ConocoPhillips Tankers.

During the nine months ended September 30, 2005, we incurred capital expenditures for vessels and equipment of $84.1 million. These capital expenditures primarily represent installment payments for two Suezmax tankers under construction.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2006:

	Total	Balance of 2006	2007 and 2008	2009 and 2010	Beyond 2010
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	18.0	-	-	-	18.0
Commitments under capital leases (2)	256.6	6.3	153.7	96.6	-
Total U.S. Dollar-denominated obligations	274.6	6.3	153.7	96.6	18.0

Euro-Denominated Obligations: (3)
Long-term debt (4)	397.2	2.2	19.3	22.2	353.5
Commitments under capital leases (2) (5)	365.3	156.1	60.4	66.6	82.2
Total Euro-denominated obligations	762.5	158.3	79.7	88.8	435.7

U.S. Dollar-Denominated Obligations (Nakilat): (6)
Commitments under capital leases (7)	1,093.6	-	54.7	52.1	986.8
Long-term debt relating to newbuilding vessels to be leased (including purchase obligation)	451.4	80.6	47.8	33.0	290.0
Total U.S. Dollar-denominated obligations	1,545.0	80.6	102.5	85.1	1,276.8

Totals	2,582.1	245.2	335.9	270.5	1,730.5

(1)	Excludes interest payments which are based on LIBOR plus a margin.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase two of our existing LNG carriers upon the termination of the related capital leases on December 31, 2006 for the Catalunya Spirit and on December 31, 2011 for the Madrid Spirit, both of which purchase obligations have been fully funded with restricted cash deposits. Please read Item 1 - Financial Statements: Note 4 - Capital Lease Obligations and Restricted Cash.

(3)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2006.

(4)	Excludes interest payments which are based on EURIBOR plus a margin.

(5)
Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

(6)
During May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat. Our purchase commitment was $90.0 million. During January 2006, Teekay Shipping Corporation completed a 30-year capital lease arrangement that was used to finance the purchase of the three RasGas II vessels owned by Teekay Nakilat. Our purchase of Teekay Shipping Corporation’s interest in Teekay Nakilat occurred upon the delivery of the first newbuilding on October 31, 2006. As a result of the agreement described above, under current U.S. accounting guidelines we were required to consolidate Teekay Nakilat as of September 30, 2006, even though we did not yet have an ownership interest in Teekay Nakilat. Please read Item 1 - Financial Statements: Note 12 - Commitments and Contingencies.

Under the terms of the capital leases for the RasGas II vessels, we are required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. During vessel construction, the amount of the deposits approximates the accumulated vessel construction costs and, as of September 30, 2006, was expected to increase by approximately $102.9 million during the remaining construction period. Teekay Nakilat has long-term financing arrangements in place to fund its remaining commitments of these deposits.

(7)   Under the terms of the RasGas II capital lease arrangements, SeaSpirit claims tax depreciation on the capital expenditures it incurred to acquire these vessels. The Partnership has indemnified SeaSpirit for the risk that the vessel’s tax treatment, over the duration of the leases, is different than assumed at the commencement of the leases, and SeaSpirit will be entitled to re-calculate the lease payments in order to maintain its after-tax margin. There are no limitations to the maximum potential future payments under this indemnification.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2005, included in our Annual Report on Form 20-F filed with the SEC.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment. A one year reduction in the estimated useful lives of our Suezmax tankers and LNG carriers would result in an increase in our current annual depreciation by approximately $1.2 million, assuming this decrease did not also result in an impairment loss.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each LNG carrier and Suezmax tanker every five years and have a shipping society classification intermediate survey performed on our LNG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for the three and nine months ended September 30, 2006 and 2005 were $0.6 million, $1.2 million, and $0.1 million and $0.4 million, respectively. As at September 30, 2006 and December 31, 2005, our capitalized drydock expenditures were $6.0 million and $3.3 million, respectively.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. Our acquisition of Teekay Spain resulted in us allocating $183.1 million of the purchase price to intangible assets and $39.3 million of the purchase price to goodwill. In the fourth quarter of 2005, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. Amortization expense of intangible assets for the three and nine months ended September 30, 2006 and 2005 were $2.3 million and $6.9 million, and $2.3 million and $7.0 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income in the period such determination was made.

Judgments and Uncertainties. The estimate of our tax contingencies reserve contains uncertainty because management must use judgment to estimate the exposures associated with our various filing positions.

Effect if Actual Results Differ from Assumptions. We have claimed a 3.1 million Euro ($3.9 million) re-investment tax credit in one of our 2005 annual tax filings that was filed in July 2006. Despite our belief that our tax position is supportable, we believe that this tax position will be reviewed by the tax authorities and it is more likely than not that the re-investment credit will not be realized. If this tax position is accepted by the tax authorities, we will recognize a credit to equity for the amount of the re-investment credit.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2006 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future financial condition, results of operations and revenues and expenses; LNG and tanker market fundamentals, including the balance of supply and demand in the LNG and tanker market; future capital expenditures and availability of capital resources to fund capital expenditures; obtaining LNG projects that we or Teekay Shipping Corporation bid on or have been awarded; delivery dates of and financing for newbuildings; the commencement of service of newbuildings under long-term contracts; our liquidity needs; the expected timing and receipt of insurance proceeds and payments from the shipyard to recover the repair costs of the cargo tanks and the replacement of the propeller on the Catalunya Spirit; our belief that the damage to the cargo tanks on the Catalunya Spirit will not occur on other LNG carriers; the expected outcome of a review by the tax authorities regarding a 3.1 million Euro ($3.9 million) re-investment tax credit, the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases; the expected timing, amount and method of receiving benefits from the RasGas II lease arrangements; and the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG infrastructure constraints and community and environmental group resistance to new LNG infrastructure; potential development of an active short-term or spot LNG shipping market; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2006
PART I - FINANCIAL INFORMATION

ITEM 3 -     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at September 30, 2006, our unhedged floating-rate borrowings totaled $18.0 million.

The table below provides information about our financial instruments at September 30, 2006, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	-	12.4	16.5	16.5	16.5	264.9	6.4%
Variable Rate (Euro) (3) (4)	2.2	9.3	10.0	10.7	11.5	353.5	4.4%
Fixed Rate ($U.S.)	-	-	-	-	-	111.7	4.8%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	2.1	130.7	3.7	3.8	84.0	-	7.4%
Average Interest Rate (8)	7.5%	8.8%	5.4%	5.4%	5.5%	-

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	-	2.2	4.5	4.9	5.3	217.1	6.2%
Average Fixed Pay Rate (2)	-	6.2%	6.2%	6.2%	6.2%	6.2%
Contract Amount (Euro) (4) (10)	2.2	9.3	10.0	10.7	11.5	353.5	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swaps. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2006 ranged from 0.675% to 1.3%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2006.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 254.6 million Euros ($322.8 million) on two of our existing LNG carriers with a weighted-average fixed interest rate of 5.7%. Under the terms of these fixed-rate lease obligations, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.2%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. As at September 30, 2006, this amount was 258.9 million Euros ($328.1 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the three RasGas II vessels sold their shipbuilding contracts and entered into 30-year capital leases for the vessels, which commence upon delivery of the respective vessels. Under the terms of the leases and upon vessel delivery, Teekay Nakilat is required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2006 totaled $437.6 million, and the lease obligations, which upon delivery are expected to be approximately $180 million per vessel, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2006, the contract amount, fair value and fixed interest rates of these interest rate swaps related to its capital lease obligations and restricted cash deposits were $421.5 million and $432.5 million, $19.5 million and ($24.3) million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

The following table sets forth further information about our interest rate swap agreements, long-term debt and capital lease obligations as at September 30, 2006 and December 31, 2005.

	Contract Amount	Fair Value / Carrying Amount of Asset (Liability)	Rate (1)
	(in millions of U.S. dollars)
September 30, 2006
Interest Rate Swap Agreements:
U.S. Dollar-denominated (2)	234.0	(20.6)	6.2%
Euro-denominated	397.2	5.5	3.8%
Long-Term Debt:
U.S. Dollar-denominated	442.6	(442.6)	6.0%
Euro-denominated	397.2	(397.2)	4.4%
Capital Lease Obligations: (3)
U.S. Dollar-denominated	224.3	(224.3)	7.4%

December 31, 2005
Interest Rate Swap Agreements:
U.S. Dollar-denominated	234.0	(23.6)	6.2%
Euro-denominated	377.4	(10.1)	3.8%
Long-Term Debt:
U.S. Dollar-denominated	346.6	(346.6)	5.1%
Euro-denominated	377.4	(377.4)	3.6%
Capital Lease obligations: (3)
U.S. Dollar-denominated	230.8	(230.8)	7.4%

(1)	Please read Note 1 from the previous table.

(2)	Please read Note 6 from the previous table.

(3)	Includes capital lease obligations except for capital lease obligations on two of our LNG carriers and the three RasGas II. Please read Notes 5 and 6 from the previous table.

Foreign Currency Risk

We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. During the three and nine months ended September 30, 2006, we earned approximately 12.0 million Euros and 33.9 million Euros ($15.2 million and $42.0 million), respectively, in Euro-denominated revenues from these three time charters. The Euro-denominated cash received from these charters is used for payment of Euro-denominated expenditures, including vessel operating expenses for our Spanish crew, general and administrative expenses for our Madrid office and interest and principal repayments for our Euro-denominated debt. Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2006
PART II - OTHER INFORMATION

Item 1 - Legal Proceedings
      None

Item 1A - Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2005 Annual Report on Form 20-F.

Item 2 - Unregistered Sales of Equity Securities and Use of Proceeds
    None

Item 3 - Defaults Upon Senior Securities
None

Item 4 - Submission of Matters to a Vote of Security Holders
None

Item 5 - Other Information
None

Item 6 - Exhibits

The following exhibits are filed as part of this Report:
3.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
3.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P, as amended (2)
3.3	Certificate of Formation of Teekay G.P. L.L.C. (1)
3.4	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
4.16	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility Agreement between TK LNG Partners L.P., ING Bank N.V. and other banks
   15.1     Acknowledgement of Independent Registered Public Accounting Firm.
_____________________________________________________________________________

(1) Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Registration Statement.
(2) Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on August 17, 2006, and hereby incorporated by reference to such Report.
(3) Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) FILED WITH THE SEC ON SEPTEMBER 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2006	TEEKAY LNG PARTNERS L.P. By: Teekay GP L.L.C., its general partner By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 21, 2006

To the Board of Directors and Unitholders of Teekay LNG Partners L.P.

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-124647) pertaining to the Teekay LNG Partners L.P. 2005 Long Term Incentive Plan and in the Registration Statement (Form F-3 No. 333-137697) and related prospectus of Teekay LNG Partners L.P. for the registration of up to $400,000,000 in total aggregate offering price of an indeterminate number of common units and debt securities of our report dated December 13, 2006 relating to the unaudited consolidated interim financial statements of Teekay LNG Partners L.P. and its subsidiaries that is included in its interim report (Form 6-K) for the three and nine months ended September 30, 2006.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada